ENDOLOGIX, INC.
2 Musick
Irvine, California 92618
July 17, 2018
SUBMITTED VIA EDGAR
Ms. Amanda Ravitz
Ms. Heather Percival
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Endologix, Inc. Acceleration Request
Registration Statement on Form S-3 (File No. 333- 225320)

Requested Date:    July 19, 2018
Requested Time:    5:00 P.M. Eastern Time

Dear Ms. Ravitz and Ms. Percival:
Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Endologix, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.
Should the Commission have any questions regarding this acceleration request, please do not hesitate to contact Ryan C. Wilkins, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4115 or via email at rwilkins@sycr.com.
Sincerely,
ENDOLOGIX, INC.

/s/ Jeremy Hayden
Jeremy Hayden
General Counsel
cc:
Endologix, Inc.
Vaseem Mahboob, Chief Financial Officer

Stradling Yocca Carlson & Rauth, P.C.

Ryan C. Wilkins, Esq.